UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________to______________

Commission File Number 001-31617

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bristow Group Inc. 2000 W. Sam Houston Pkwy. S.,
Suite 1700
Houston, Texas 77042

BRISTOW GROUP INC. EMPLOYEE SAVINGS
AND RETIREMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

CONTENTS

Page

Report of Independent Registered Accounting Firm	2

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 8

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9

Schedule H, Line 4j – Schedule of Reportable Transactions	10

All other schedules required by the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
 Bristow Group Inc. Employee Savings and Retirement Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of Bristow Group Inc. Employee Savings and Retirement Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of Bristow Group Inc. Employee Savings and Retirement Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year end) and schedule of reportable transactions are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP
Houston, Texas
June 30, 2008

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS
INVESTMENTS, at fair market value
Mutual funds	$70,528,427	$64,195,764
Equity funds	8,852,128	6,288,027
Common/collective trust	23,595,003	23,403,378
Participant loans	3,158,282	2,695,925
TOTAL INVESTMENTS	106,133,840	96,583,094

RECEIVABLES
Participant contributions	192,190	177,206
Employer contributions	2,127,210	2,050,186
TOTAL RECEIVABLES	2,319,400	2,227,392

NET ASSETS AVAILABLE FOR BENEFITS	$108,453,240	$98,810,486

See notes to financial statements.

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS

INVESTMENT INCOME
Net appreciation in fair value of investments	$4,673,508
Interest from common/collective trusts	4,656,764
Interest from participant loans	214,407
TOTAL INVESTMENT INCOME	9,544,679

CONTRIBUTIONS
Participant	6,395,800
Employer	3,749,894
TOTAL CONTRIBUTIONS	10,145,694

TOTAL ADDITIONS TO NET ASSETS	19,690,373

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	10,035,634
Administrative expenses	11,985
TOTAL DEDUCTIONS FROM NET ASSETS	10,047,619

NET INCREASE	9,642,754

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	98,810,486

End of year	$108,453,240

See notes to financial statements.

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE A – DESCRIPTION OF PLAN

The following description of the Bristow Group Inc. Employee Savings and Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General:  The Plan is sponsored by Bristow Group Inc. (the “Company” or “Employer”) with the following participating companies:  Bristow Group Inc., Air Logistics of Alaska, Inc., Air Logistics LLC and Airlog International, Inc.

The Plan is a defined contribution plan covering employees who either (i) are employed in the United States, (ii) are U.S. citizens employed outside the United States or (iii) are non-resident aliens employed in a management position.  Employees become eligible to participate in the Plan immediately upon hire.  The Plan has an income deferral program under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act or 1974 (“ERISA”) and subsequent related amendment and revisions.

Administration of the Plan:  The trustee and recordkeeper for the Plan was Vanguard Fiduciary Trust Company (“Vanguard”) for the years ended December 31, 2007 and 2006.

Contributions:  Eligible participants may elect to defer a certain percentage or dollar amount of their eligible compensation, on a pre-tax or after-tax basis, which is subject to limits imposed by the Internal Revenue Code.

The Company will contribute a matching contribution (the “Employer Matching Contribution”) equal to each participant’s contributions up to the first three percent (3%) of the participant’s eligible annual compensation after completion of six months of eligible service, as defined in the Plan agreement.

The Company currently makes an additional contribution (the “Employer Mandatory Contribution”) for all employees who are employed by the Company at the end of the Plan year.  The Employer Mandatory Contribution is equal to three percent (3%) of the employee’s eligible annual compensation as defined in the Plan agreement and is made with respect to all eligible employees.

Rollover Contributions:  Generally, if a participant receives a distribution from another qualified plan, as defined in the Internal Revenue Code of 1986, as amended, the participant can deposit or rollover those funds into the Plan.

Vesting:  Participants are immediately vested in their contributions and the earnings thereon.  Eligible participants are immediately vested in the Employer Mandatory Contribution made by the Company at the end of the Plan year.  After two years of active service, the Employer Matching Contribution plus the earnings thereon, become twenty percent (20%) vested.  An additional twenty percent (20%) vests for each year of active service thereafter.  Upon completion of six years of active service, the employee is fully vested.  Air Logistics of Alaska, Inc.’s employees become one hundred percent (100%) vested in the Employer Matching Contributions plus the earnings thereon, after two years of active service.

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE A – DESCRIPTION OF PLAN (Continued)

Participant Loans:  Participants are allowed to borrow up to the lesser of $50,000 or 50% of their vested balance.  Interest is charged at the prevailing rate at the time the loan is made, with scheduled repayments to be made through salary deferrals.  The loans are typically repaid over a period no longer than five years; however, primary residence loans may be repaid up to a period of 30 years.

Forfeitures:  The Plan allows for forfeitures of non-vested matching contributions to be used to offset employer contributions rather than be allocated to participants.  At December 31, 2007, total unallocated forfeitures were $27,109.  During the year ended December 31, 2007, $73,794 of forfeitures were used to offset employer contributions.

Fees and Expenses:  Fees and expenses incurred in the administration of the Plan, to the extent not paid by the Employer, are charged to and paid from the Plan’s assets.  Terminated employees are charged annual maintenance fees.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements:  The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:  The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition:  All investments are held by the trustee which provides for self-directed investment programs for individual participants.

Mutual funds are stated at market value based upon quoted market prices as reported by the Plan’s trustee.  The fair value of participant units owned by the Plan in common/collective trusts is based on the quoted redemption value on the last business day of the Plan’s year end.  Equity funds are valued at year-end unit closing prices.  Investments are generally subject to the volatility of the major stock markets in which the underlying investments are held.  The change in the current value of investments (including investments bought and sold) during the year are reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.  Participant loans are valued at cost which approximates fair value.

Payment of Benefits:  Upon termination of service or upon eligibility of benefits, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in their account.

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE C – INVESTMENTS

The following table presents the fair value of all investments representing approximately 5% of more of net assets available for benefits:
	December 31,
	2007	2006
Vanguard 500 Index Fund Investor Shares	$26,329,930	$28,148,740
Vanguard U.S. Growth Fund	—	5,325,829
Vanguard International Growth Fund	7,216,771	6,134,210
Vanguard Wellington Fund Investor Shares	10,779,409	9,838,781
Vanguard Retirement Savings Trust	23,595,003	23,403,378
Vanguard Morgan Growth Fund Investor Shares	5,538,115	—
Bristow Group Inc. Stock	8,852,128	6,288,027
Other investments under 5%	23,822,484	17,444,129
TOTAL INVESTMENTS	$106,133,840	$96,583,094

During the year ended December 31, 2007, the Plan’s investments appreciated (including gains and losses on investments bought and sold as well as held during the year) in values as follows:

Mutual Funds	$1,164,918
Equity Funds	3,508,590
Total net appreciation	$4,673,508

NOTE D – PLAN TERMINATION

Although the Company has not expressed any interest to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA.  In the event of the Plan termination, participants will become fully vested in their account balances.

NOTE E – FEDERAL INCOME TAX STATUS

The plan has received a favorable determination letter from the Internal Revenue Service dated July 24, 2002 which states that the Plan and the related trust are qualified under Section 401(a) of the Internal Revenue Code.  The Plan has since been amended; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE F – PARTIES-IN-INTEREST

The Plan invests in various investments managed by Vanguard.  Vanguard is the Plan’s investment trustee as defined in the Plan Agreement, and therefore certain transactions qualify as party-in-interest.

NOTE G – SUBSEQUENT EVENT

Effective January 1, 2008, the Plan was amended related to (a) reduce the vesting period from six to four years for the Employer Matching Contributions and (b) eliminate the last day of the year employment requirement on the Employer Mandatory Contributions, thereby allowing the Plan to qualify under the Internal Revenue Service safe harbor provision.

SUPPLEMENTAL SCHEDULES

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN	Plan EIN 37-1478877
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)	Plan Number 001
DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate Of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund Investor Shares	^	$26,329,933
*	"	Vanguard Explorer Fund	^	1,969,555
*	"	Vanguard Extended Market Index Fund Investor Shares	^	1,647,377
*	"	Vanguard International Growth Fund	^	7,216,771
*	"	Vanguard International Value Fund	^	1,581,988
*	"	Vanguard Target Retirement 2005 Fund	^	104,547
*	"	Vanguard Target Retirement 2010 Fund	^	130,880
*	"	Vanguard Target Retirement 2015 Fund	^	3,725,934
*	"	Vanguard Target Retirement 2020 Fund	^	546,112
*	"	Vanguard Target Retirement 2025 Fund	^	1,050,016
*	"	Vanguard Target Retirement 2030 Fund	^	187,796
*	"	Vanguard Target Retirement 2035 Fund	^	1,183,398
*	"	Vanguard Target Retirement 2040 Fund	^	93,896
*	"	Vanguard Target Retirement 2045 Fund	^	575,885
*	"	Vanguard Target Retirement 2050 Fund	^	69,333
*	"	Vanguard Target Retirement Income Fund	^	634,613
*	"	Vanguard Total Bond Market Index Fund	^	2,993,925
*	"	Vanguard Morgan Growth Fund Investor Shares	^	5,538,115
*	"	Vanguard Wellington Fund Investor Shares	^	10,779,409
*	"	Vanguard Windsor II Fund Investor Shares	^	4,168,944
*	"	Vanguard Retirement Savings Trust	^	23,595,003
*	Bristow Group Inc.	Bristow Group Inc. Stock	^	8,852,128
	Participant loans	5% - 9.25%, maturing at various dates	—	3,158,282
	TOTAL INVESTMENTS			$106,133,840
*  Party-in-Interest
^  Not applicable as permitted by Department of Labor for participant-directed individual account plans.

See report of independent registered public accounting firm.

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN	Plan EIN 37-1478877
SCHEDULE H, LINE 4i – SCHEDULE OF REPORTABLE TRANSACTIONS	Plan Number 001
DECEMBER 31, 2007

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(f) Expense Incurred	(g) Cost of Asset	(h) Current Value of Asset	(i) Net Gain (Loss)
Vanguard	Vanguard 500 Index Fund Investors Shares	$4,659,623	$—	$—	$—	$4,659,623	$—
"	Vanguard 500 Index Fund Investors Shares	—	7,501,504	—	5,725,539	7,501,504	1,775,965
"	Vanguard International Growth Fund	3,012,360	—	—	—	3,012,360	—
"	Vanguard International Growth Fund	—	2,127,524	—	1,838,273	2,127,524	289,251
"	Vanguard Morgan Growth Fund Investor Shares	6,589,023	—	—	—	6,589,023	—
"	Vanguard Morgan Growth Fund Investor Shares	—	1,102,907	—	1,057,706	1,102,907	45,201
"	Vanguard Wellington Fund Investor Shares	3,361,909	—	—	—	3,361,909	—
"	Vanguard Wellington Fund Investor Shares	—	2,480,980	—	2,227,044	2,480,980	253,936
"	Vanguard Windsor II Fund Investor Shares	2,800,780	—	—	—	2,800,780	—
"	Vanguard Windsor II Fund Investor Shares	—	2,280,798	—	2,149,956	2,280,798	130,842
"	Vanguard Retirement Savings Trust	13,236,626	—	—	—	13,236,626	—
"	Vanguard Retirement Savings Trust	—	13,046,923	—	13,046,923	13,046,923	—
"	Bristow Group Inc. Stock	3,522,405	—	—	—	3,522,405	—
"	Bristow Group Inc. Stock	—	4,466,853	—	3,088,369	4,466,853	1,378,484

Item (e) not applicable.

Transactions or series of transactions in excess of 5% of the current value of the Plan’s assets as of the beginning of the Plan year as defined in 29CFR 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRISTOW GROUP INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN

Date:	June 30, 2008	By: Bristow Group Inc., as Trustee to the Plan

By: /s/ Elizabeth D. Brumley

Elizabeth D. Brumley Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm